December 30, 2010

VIA EDGAR AND OVERNIGHT MAIL

Jan Woo, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December 22, 2010
File No. 000-27083

Dear Ms. Woo:

We are counsel to MAM Software Group, Inc. (“MAM,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated December 29, 2010, relating to the above-captioned Preliminary Proxy Statement.  Captions and section headings herein will correspond to those set forth in the amended Preliminary Proxy Statement (the “Proxy Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Approval of Reverse/Forward Split, Page 27

1.
 We note that your discussion of the reverse/forward split focuses background and purpose of and the company's reason for the reverse stock split and does not explain the reasons for the effect of the forward stock split. Please revise the filing to explain in reasonable detail why the company is recommending a shareholder vote to approve a forward stock split "one minute after the reverse stock split".

Response:

Jan Woo, Esq.
Securities and Exchange Commission
Page | 2

The Company has revised the Proxy Statement to explain the reasons why the Company is recommending a shareholder vote to approve a forward stock split right after the reverse stock split. Please see page 31 of the Proxy Statement.

2.
Please tell us what consideration you gave to the application of Rule 13e-3 under the Exchange Act and address whether the reverse/forward split has “a reasonable likelihood or a purpose of producing" the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act. We note that the proposal will cash out 407 registered holders and approximately 201 beneficial owners common stock. According to your Form 10-K for the year ended June 30, 2010, you had approximately 747 shareholders of record as of August 31, 2010. It appears that the company could have less than 300 shareholders after the effectiveness of the proposal and, consequently, be eligible to terminate reporting obligations. Please disclose in your proxy statement whether this is the first step in a going private transaction.2010.

Response:

The Company has revised the Proxy Statement to indicate that it does not intend the Reverse/Forward stock split to be the first step in a going-private transaction. Please see page 33 of the Proxy Statement.  The Company did, in fact, consider the application of Rule 13e-3(a)(3)(ii) under the Exchange Act. As the Company’s goal is to ultimately expand its shareholder base by making its common stock more attactive to a broader range of shareholders, which, as indicated in the amended disclosure, the Company is requesting the authority to forward split the shares immediately after it reverses the shares.  By effectively adding shares back into the float with the forward split, the Company aims to create a float at a reasonable price per share that will encourage new investors into its stock.  The Company’s ultimately goal is not to diminish its investor base as a means to taking the  Company private, but instead to cash out odd lot shareholders in order to create new opportunities for new investors interested in the Company and its prospects.  The Company utlimately determined that rather than simply effecting a reverse split, the Company by incorporating a forward split at a different ratio than the reverse it would indicate to the market that its goal was not ultimately to reduce the shareholder base as a means to taking the Company private.

We have been authorized by the Company to state the following:

The Company acknowleges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jan Woo, Esq.
Securities and Exchange Commission
Page | 3

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securieties law of the United States.

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch

David E. Danovitch, Esq.

cc: Michael Jamieson

Encls.